Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Alpha Natural Resources, Inc.

Exchange Act File Number of

Subject Company: 1-32423

On July 16, 2008, Alpha Natural Resources, Inc. (“Alpha”) sent the following discussion points to its managers to announce the acquisition by Cleveland-Cliffs Inc. (“Cleveland Cliffs”) of Alpha.

Notes for Talking with Employees

Alpha’s Merger With Cleveland-Cliffs

This morning, Alpha and Cleveland-Cliffs Inc., a major supplier of both iron ore and metallurgical coal based in Cleveland, announced the signing of a definitive agreement to combine the two companies.

What Does This Mean?

We’re combining our forces and our people to create one of the largest U.S.-based mining companies--and a natural resources company with global reach.

Cleveland-Cliffs plans to merge with Alpha in a transaction for both stock and cash. Alpha will no longer be a public company when this transaction is completed. However, Alpha Natural Resources will be the coal division of a new company, called Cliffs Natural Resources. The coal division will be based out of the current headquarters in Abingdon, VA.

This also means that Alpha will have a strong platform for future growth. By combining our businesses and our people, we are creating a global leader that’s diversified in metallurgical and thermal coal and iron ore.

This transaction will enhance our opportunity to grow as the demand for our materials increases domestically and around the world, as indicated on the attached graph.

Here are a few facts

• This combination will significantly expand our size and scale, creating the fourth largest mining company in North America.

• We expect that our combined companies will have annual sales of more than 20 tons of metallurgical coal, 17 million tons of thermal coal and 30 million tons of iron ore. We’ll be one of the best equipped suppliers to the world’s steel industry and continue to be a primary supplier to electric utilities here in the U.S.

And—knowing that most of you now own Alpha stock—it’s great news for you personally as well as for your company. Because this transaction involves stock and cash, anyone owning Alpha shares at the time this deal is completed will become a shareholder in the combined company.

Both Mike Quillen and Kevin Crutchfield remain committed to providing enhanced opportunities for jobs, compensation and benefits through this combination.

We’ll continue to offer some of the best benefits in the industry, and are always looking for ways to improve the benefit package.

I Want to Make a Very Important Point

We don’t expect to see any significant changes in our operations. Our mines, plants, and facilities will continue to run and our offices will remain as they are. Naturally, we will continue to look for efficiencies from this combination. Over the long term, in fact, we believe that this combination will result in greater career opportunities for employees as we continue to grow.

But this transaction is about growth, more than anything. Our growth with a new partner.

So, in a nutshell, it’s business as usual for now and you should not see much change if anything.

It will take several months, we think, to close this transaction. We are required to obtain standard regulatory approvals and to give the stockholders of both companies—including all employees who own Alpha stock—the opportunity to vote to approve the merger.

We anticipate completing all this within the next six months, and I promise that we’ll continue to communicate with you as any new significant developments occur.

We’ll try to answer any questions you have as best we can today, but there may be some questions we don’t have the answers for. I’ll do my very best to get an answer for you in that case, as quickly as I can.

The bottom line:

This is a great step forward for Alpha and for our people. It should lead to greater opportunity for all of us.

Alpha will never forget or lose our heritage—respect for our people, caring for your family members, trust and of course safety above all. We will continue ‘Running Right’ and all the other elements of the job and workplace you’re used to.

These are our values, and they will remain our values.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources,

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Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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